Exhibit 99.c

Q3 — 2003

Supplemental Information

For the Three Months and Nine Months Ended

December 31, 2002 and December 31, 2001

(unaudited)

Alliance Atlantis Communications Inc.

Supplemental Information

December 31, 2002

(unaudited)

Supplemental Information

	Three months ended December 31,		Nine months ended December 31
Library Revenue	2002	2001	2002	2001

Motion Picture Distribution Group	41.3	39.1	177.6	127.8
Entertainment Group	11.1	7.2	39.2	32.2
	52.4	46.3	216.8	160.0

	Three months ended December 31,		Nine months ended December 31
Production Deliveries	2002	2001	2002	2001

Motion Pictures:	1.0	1.0	3.0	1.0
Television hours:
Series	33.0	65.0	48.0	126.0
Movies	4.0	8.0	8.0	14.0
Kids	4.0	28.0	12.0	33.5
Comedy	6.0	9.0	22.5	20.0
	47.0	110.0	90.5	193.5
Fact	12.0	22.0	46.0	50.5

Broadcast Group Paid Subscribers	December 31,	September 30,	June 30,	March 31,
(millions)	2002	2002	2002	2002
Showcase Television (100%)	5.6	5.6	5.6	5.7
Life Network (100%)	5.6	5.6	5.7	5.8
HGTV Canada (67%)	4.8	4.7	4.8	4.8
History Television (100%) ***	5.1	5.0	5.0	5.1
The Food Network (51%)	3.9	3.9	3.9	3.9
Series+ (50%)	1.0	1.0	0.9	0.9
Historia (50%)	1.0	1.0	0.9	0.9
Showcase Action (100%)*	0.8	0.7	0.7	0.6
Showcase Diva (100%)*	0.7	0.6	0.5	0.4
IFC — The Independent Film Channel Canada (95%)*	0.6	0.5	0.5	0.4
Discovery Health Channel (65%)* †	0.6	0.5	0.4	0.4
BBC Canada (50%)*	0.6	0.5	0.4	0.4
BBC Kids (50%)**	0.3	0.2	0.2	0.1
National Geographic Channel (50%)*	0.6	0.5	0.4	0.4
	31.2	30.3	29.9	29.8

*	Networks launched in September 2001 and remained in preview period until January 2002.

**	Network launched in November 2001 and remained in preview period until January 2002.

***	On January 7, 2002, the Company’s ownership interest increased to 100%.

†	During fiscal 2002, the Company’s ownership interest was reduced from 100% to 65%.

Entertainment Group — Deliveries (hours)

					Forecast
	Production Name	Q1	Q2	Q3	Fiscal 2003

Television	11th Hour	—	—	8.0	13.0
Series	Cold Squad VI	—	6.0	7.0	13.0
	CSI Vegas II	5.0	—	—	5.0
	CSI Vegas III	—	2.0	9.0	18.0
	CSI Miami I	—	2.0	9.0	19.0
	Total Television Series	5.0	10.0	33.0	68.0

Television	No Night is Too Long	—	2.0	—	2.0
Movies	Mary Kay	—	2.0	—	2.0
	Riverworld	—	—	2.0	2.0
	The Man who Saved Christmas	—	—	2.0	2.0
	Total Television Movies	—	4.0	4.0	8.0

Kids	Ace Lightning	2.5	2.5	4.0	9.0
	Henry’s World	1.5	1.5	—	3.0
	Total Kids	4.0	4.0	4.0	12.0

Comedy	This Hour has 22 Minutes IX	2.0	—	—	2.0
	This Hour has 22 Minutes X	—	—	4.0	9.5
	This Hour has 22 Minutes New Years Eve Special	—	—	1.0	1.0
	Made in Canada V	—	7.5	1.0	8.5
	By the Book	6.0	—	—	6.0
	What Rhymes with Canuck	—	1.0	—	1.0
	Total Comedy	8.0	8.5	6.0	28.0
	Total Television Slate	17.0	26.5	47.0	116.0
	% of Current Year Slate	15%	23%	41%	100%
	Cumulative% of Current Year Slate	15%	38%	79%	100%

Entertainment Group — Deliveries (hours)

	Production Name	Q1	Q2	Q3	Forecast Fiscal 2003
Fact	Various Titles	13.5	20.5	12.0	81.5
	Total Fact Slate	13.5	20.5	12.0	81.5
	% of Current Year Slate	17%	25%	15%	100%
	Cumulative% of Current Year Slate	17%	42%	57%	100%

Entertainment Group — Deliveries (Number of Films)

Motion					Forecast
Pictures	Production Name	Q1	Q2	Q3	Fiscal 2003
	Bowling for Columbine	—	1.0	—	1.0
	The Good Thief	1.0	—	—	1.0
	Ararat	—	—	1.0	1.0
	Total Motion Picture Slate	1.0	1.0	1.0	3.0

This supplemental information contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, are market and general economic conditions and the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Q3 — 2003

Interim Management Discussion and Analysis

of Financial Condition and Results of Operations

For the Three Months and Nine Months Ended

December 31, 2002 and December 31, 2001

(Unaudited)

Alliance Atlantis Communications Inc.

Interim Management Discussion and Analysis of

Financial Condition and Results of Operations

For the three months and nine months ended December 31, 2002 and 2001

(unaudited)

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements and notes therein included in the unaudited interim consolidated financial statements of Alliance Atlantis Communications Inc. (“Alliance Atlantis” or the “Company”) for the three months and nine months ended December 31, 2002 and 2001.

We are a vertically integrated Canadian broadcaster, creator and international distributor of filmed entertainment content.  We have significant ownership, either wholly or in part, in 18 complementary specialty cable television channels.

Overview

The Company’s principal business activities are carried out through three operating groups:  the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.  The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the last twelve months ended December 31, 2002 and 2001 (in millions of Canadian dollars):

	Quarter Ended				Quarter Ended
	Dec 31 2002	Sep 30 2002	Jun 30 2002	Mar 31 2002	Dec 31 2001	Sep 30 2001(1)	Jun 30 2001(1)	Mar 31 2001

Revenue	298.9	252.2	170.2	256.7	297.4	221.5	184.3	259.2
Direct operating profit(2)	83.7	66.9	59.5	78.9	82.4	62.4	52.6	67.9
EBITDA(2)	48.0	40.5	33.6	44.5	52.8	35.2	27.2	40.3
Earnings (loss) from operations before undernoted(2)	20.0	7.9	4.3	15.9	25.2	9.0	(0.8)	9.1
Net earnings (loss)(3)	(11.0)	(3.9)	9.7	13.1	20.8	(1.1)	14.2	(1.7)

(1) On October 1, 2001, the Company retroactively adopted Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”) effective as of April 1, 2001.  Results for the quarters ended June 30, 2001 and September 30, 2001 have been restated to reflect the effect of this change in accounting policy.

(2) EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Direct operating profit is defined as revenue less direct operating expenses, as defined in note 10 to the Company’s unaudited consolidated financial statements. Earnings (loss) from operations before undernoted is defined as earnings (loss) before foreign exchange gains and losses, investment gains and losses, unusual items and income taxes.  EBITDA, direct operating profit and earnings (loss) from operations before undernoted are measures used by the Company to measure its operating performance. EBITDA, direct operating profit and related measures may or may not be consistent with the calculation of similar measures for other companies, and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

(3) On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, “Foreign Currency Translation” and adopted Accounting Guideline No. 13 “Hedging Relationships”.  Results for the prior quarters have been restated to reflect the effect of this change in accounting policy.

We, and our consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

Our Broadcast Group revenue is earned from fees paid to us by cable, Direct To Home (“DTH”) and other broadband systems operators based on fees paid to them by subscribers to our specialty cable channels, as well as directly from advertisers who purchase advertising on our specialty cable channels.  Additionally, other Broadcast Group revenues are generated from the rental of facilities, government tax credits and licence fees earned on the distribution of certain programming.

Our Motion Picture Distribution Group generates revenue from the theatrical distribution of motion pictures, the licencing of rights to broadcasters, the sale of videocassettes (videos) and DVDs, the arrangement of structured financing, the exhibition of motion pictures through our chain of cinemas and government assistance for distribution activities.

We derive motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by us in their theatres for a percentage of box office revenue.

Our wholly owned structured financing business, Equicap Financial Corporation, provides high yield loans to independent film and television producers. We derive revenue from interest on the loans and arrangement fees.  The Company continues to wind down this business.

Our Entertainment Group generates revenue from the production and distribution of television programming and feature films, domestically and internationally. We generate revenue by licencing both internally produced television programming and feature films as well as acquired content to broadcasters and buyers worldwide. Government assistance with respect to production activity is provided in the form of government grants and tax credits. There are several sources of funds available for the financing of our production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co–producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

Revenue classified under Other is derived primarily from Sentinel Hill Alliance Atlantis Equicap Limited Partnership (“SHAAELP”), in which one of our subsidiaries has a 30% limited partnership interest. SHAAELP originates and sells structured financing products related to the film and television industries by packaging items related to production services into limited partnerships and selling them to investors to encourage production.  SHAAELP receives fees for selling these limited partnerships.

Results of Operations

The following table presents a consolidated summary of the Company’s operating groups for the three months ended December 31, 2002 and 2001 (in millions of Canadian dollars):

					% Increase (decrease)
	Dec 31, 2002	%(1)	Dec 31, 2001	%(1)	2002 over 2001
Revenue
Broadcast Group — Operating Channels	44.8	15.0	35.5	11.9	26.2
Motion Picture Distribution Group	106.2	35.5	100.7	33.9	5.5
Entertainment Group	143.3	47.9	156.9	52.8	(8.7)
Other	0.3	0.1	2.3	0.8	(87.0)
	294.6	98.6	295.4	99.3	(0.3)
Broadcast Group — Developing Channels	4.3	1.4	2.0	0.7	115.0
	298.9	100.0	297.4	100.0	0.5
Direct operating expenses
Broadcast Group — Operating Channels	16.1	35.9	12.9	36.3	24.8
Motion Picture Distribution Group	90.7	85.4	81.9	81.3	10.7
Entertainment Group	106.0	74.0	118.2	75.3	(10.3)
Other	—	—	0.1	4.3	(100.0)
	212.8	72.2	213.1	72.1	(0.1)
Broadcast Group — Developing Channels	2.4	55.8	1.9	95.0	26.3
	215.2	72.0	215.0	72.3	0.1
Direct operating profit (2)
Broadcast Group — Operating Channels	28.7	64.1	22.6	63.7	27.0
Motion Picture Distribution Group	15.5	14.6	18.8	18.7	(17.6)
Entertainment Group	37.3	26.0	38.7	24.7	(3.6)
Other	0.3	100.0	2.2	95.7	(86.4)
	81.8	27.8	82.3	27.9	(0.6)
Broadcast Group — Developing Channels	1.9	44.2	0.1	5.0	1800.0
	83.7	28.0	82.4	27.7	1.6

Operating Expenses	35.7	11.9	29.6	10.0	20.6
Earnings (loss) before undernoted (EBITDA(2))
Broadcast Group — Operating Channels	20.3	45.3	16.6	46.8	22.3
Motion Picture Distribution Group	10.6	10.0	14.6	14.5	(27.4)
Entertainment Group	31.5	22.0	32.0	20.4	(1.6)
Other	(9.5)	(3166.7)	(5.0)	(217.4)	(90.0)
	52.9	18.0	58.2	19.7	(9.1)
Broadcast Group — Developing Channels	(4.9)	(114.0)	(5.4)	(270.0)	9.3
	48.0	16.1	52.8	17.8	(9.1)
Earnings from operations before undernoted (Operating earnings (2))	20.0	6.7	25.2	8.5	(20.6)
Net earnings from operations before undernoted (Net operating earnings (2))	12.8	4.3	22.1	7.4	(42.1)
Net earnings (loss)	(11.0)	(3.7)	20.8	7.0	(152.9)

The following table presents a consolidated summary of the Company’s operating groups for the nine months ended December 31, 2002 and 2001 (in millions of Canadian dollars):

					% Increase (decrease)
	Dec 31, 2002	%(1)	Dec 31, 2001	%(1)	2002 over 2001
Revenue
Broadcast Group — Operating Channels	120.2	16.7	96.7	13.8	24.3
Motion Picture Distribution Group	299.1	41.5	247.2	35.1	21.0
Entertainment Group	287.6	39.9	339.8	48.3	(15.4)
Other	1.1	0.2	13.3	1.9	(91.7)
	708.0	98.2	697.0	99.1	1.6
Broadcast Group — Developing Channels	13.3	1.8	6.2	0.9	114.5
	721.3	100.0	703.2	100.0	2.6
Direct operating expenses
Broadcast Group — Operating Channels	51.5	42.8	41.1	42.5	25.3
Motion Picture Distribution Group	242.1	80.9	194.8	78.8	24.3
Entertainment Group	213.2	74.1	263.9	77.7	(19.2)
Other	—	—	0.1	0.7	(100.0)
	506.8	71.6	499.9	71.7	1.4
Broadcast Group — Developing Channels	4.4	33.1	5.9	95.2	(25.4)
	511.2	70.9	505.8	71.9	1.1
Direct operating profit(2)
Broadcast Group — Operating Channels	68.7	57.2	55.6	57.5	23.6
Motion Picture Distribution Group	57.0	19.1	52.4	21.2	8.8
Entertainment Group	74.4	25.9	75.9	22.3	(2.0)
Other	1.1	100.0	13.2	99.3	(91.7)
	201.2	28.4	197.1	28.3	2.1
Broadcast Group — Developing Channels	8.9	66.9	0.3	4.8	2866.7
	210.1	29.1	197.4	28.1	6.4

Operating Expenses	88.0	12.2	82.2	11.7	7.1
Earnings (loss) before undernoted (EBITDA(2))
Broadcast Group — Operating Channels	48.7	40.5	39.7	41.1	22.7
Motion Picture Distribution Group	42.9	14.3	40.0	16.2	7.3
Entertainment Group	59.5	20.7	57.0	16.8	4.4
Other	(19.1)	(1736.4)	(7.8)	(58.6)	(144.9)
	132.0	18.6	128.9	18.5	2.4
Broadcast Group — Developing Channels	(9.9)	(74.4)	(13.7)	(220.9)	27.7
	122.1	16.9	115.2	16.4	6.0
Earnings from operations before undernoted (Operating earnings(2))	32.2	4.5	33.4	4.8	(3.6)
Net earnings from operations before undernoted (Net operating earnings(2))	21.7	3.0	28.8	4.2	(24.7)
Net earnings (loss)	(5.2)	(0.7)	33.9	4.8	(115.3)

(1) The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted, net earnings from operations before undernoted and net earnings, and percentage of group revenue for direct operating expenses, direct operating profit and EBITDA.

(2) EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items.  Direct operating margin is defined as revenue less direct operating expenses, as defined in note 10 to the Company’s unaudited consolidated financial statements. Earnings from operations before undernoted (operating earnings) is defined as earnings (loss) before foreign exchange gains and losses, investment gains and losses, unusual items and income taxes.  Net earnings from operations before undernoted (net operating earnings) is defined as operating earnings after an applicable portion of income tax.  EBITDA, direct operating margin, operating earnings and net operating earnings are measures used by the Company to measure its operating performance.  EBITDA, direct operating margin, operating earnings and net operating earnings and related measures may or may not be consistent with the calculation of similar measures for other companies, and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

The following table presents a reconciliation of net earnings, as reported, to EBITDA, direct operating margin, operating earnings and net operating earnings for the three months and nine months ended December 31, 2002 and 2001 (in millions of Canadian dollars):

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001
Net earnings (loss) for the period, as reported	(11.0)	20.8	(5.2)	33.9
Add:
Investment losses (gains), net	24.1	—	24.2	(6.4)
Foreign exchange losses (gains)	(0.3)	1.5	(1.3)	1.5
Unusual items	—	—	6.0	—
Provision for (recovery of) income taxes	7.2	2.9	8.5	4.4
Earnings from operations before undernoted (Operating earnings(1))	20.0	25.2	32.2	33.4
Add:
Equity losses in affiliates	0.1	3.8	3.7	9.1
Amortization, including development costs charges	8.0	5.9	24.9	17.2
Interest, including amortization of interest previously capitalized	19.1	18.8	59.6	56.3
Minority interest	0.8	(0.9)	1.7	(0.8)
Earnings before undernoted (EBITDA(2)) (Including Developing Channels EBITDA losses)	48.0	52.8	122.1	115.2
Less:
Broadcast Group — Developing Channels EBITDA losses	(4.9)	(5.4)	(9.9)	(13.7)
EBITDA (excluding Developing Channels EBITDA losses)	52.9	58.2	132.0	128.9

EBITDA (Including Developing Channels EBITDA losses)	48.0	52.8	122.1	115.2
Add: Operating expenses	35.7	29.6	88.0	82.2
Direct operating profit(3) (Including Developing Channels Direct operating profit)	83.7	82.4	210.1	197.4
Less: Broadcast Group — Developing Channels Gross profit (loss)	1.9	0.1	8.9	0.3
Direct operating profit (excluding Developing Channels Direct operating profit)	81.8	82.3	201.2	197.1
Operating earnings	20.0	25.2	32.2	33.4
Less:
Provision for income taxes on operating earnings	7.2	3.1	10.5	4.6
Net operating earnings(1)	12.8	22.1	21.7	28.8
Net operating earnings per share	$0.30	$0.51	$0.51	$0.74

(1) Earnings from operations before undernoted (operating earnings) is used by the Company to measure its overall operating performance on the basis that provides a meaningful year-over-year comparison of recurring operating transactions, by excluding non-recurring items such as unusual items, investment gains and losses and foreign exchange gains and losses.  Net operating earnings represents operating earnings after an applicable portion of income tax.

(2) EBITDA is used by the Company to measure its operating performance on a basis that provides a meaningful year-over-year comparison of its core operations. This measure therefore excludes significant non-recurring items such as unusual items, investment gains and losses and foreign exchange gains and losses as well as non-core operational items such as equity interest in affiliates, amortization, interest, minority interest and provision for income taxes.

(3) Direct operating profit is used by the Company to measure the direct operating performance of its various revenue streams prior to taking into account indirect general and administrative operating expenses.

Current Quarter and Nine Months Ended December Compared to Prior Year

Revenue   Revenue was $298.9 million for the current quarter compared to $297.4 million for the prior year’s quarter, representing an increase of $1.5 million or 0.5%.  For the nine months ended December, revenue increased by $18.1 million from $703.2 to $721.3. These increases in revenue are a result of an increase in our Broadcast Group revenue, an increase in our Motion Picture Distribution Group revenue, offset by a decrease in revenue in our Entertainment Group, the latter the result of a planned reduction of higher cost, lower margin productions.

Effective April 1, 2002, the Company’s 50% share in the two French-language channels, Series+ and Historia, moved to Operating Channels from their previous Developing Channels status.  The prior year’s results continue to reflect their Developing Channels status at that time.

The Broadcast Group — Operating Channels’ revenue was $44.8 million in the current quarter compared to $35.5 million in the prior year, representing an increase of $9.3 million or 26%. For the nine months ended December, the Broadcast Group — Operating Channels recorded a 24% growth in revenue from $96.7 million to $120.2 million.  This increase was primarily the result of growth in advertising revenues in the Operating Channels, as the trend of increasing popularity of specialty cable channels and audience growth continued into fiscal 2003.  While the Operating Channels’ subscriber revenues saw increases of 13% for the current quarter and 8% for the year-to-date period, advertising and other revenues increased by an impressive 39% in the current quarter and 45% in the year-to-date period. Operating Channels’ advertising revenue, on its own, increased by 48% in the current quarter and 54% for the nine months ended December compared to the previous year’s periods.  On a same store basis, after taking into account the transfer of the Company’s French-language channels from Developing Channels status to Operating Channels status in the current fiscal year, the Operating Channels’ advertising revenues increased by 39% over the prior year’s quarter and increased by 47% over the prior year-to-date period.

The Broadcast Group — Developing Channels’ revenue was $4.3 million in the current quarter compared to $2.0 million in the prior year’s quarter, representing an increase of $2.3 million. Developing Channels include the Company’s digital specialty cable channels, which were launched towards the end of the September 2001 quarter.  (See note 10 to the unaudited interim consolidated financial statements of the Company for a definition of Developing Channels.)

The Motion Picture Distribution Group’s revenue was $106.2 million in the current quarter compared to $100.7 million in the prior year, representing an increase of $5.5 million, or 5%. For the nine months ended December, revenue increased by $51.9 million, or 21% to $299.1 million.  This increase is due to substantially increased revenue in domestic distribution and additionally to revenue growth in Momentum Pictures.  In the current quarter, Domestic distribution revenue increased by 8%, due to continued strong video/DVD sales of The Lord of the Rings: The Fellowship of the Ring and Austin Powers in Goldmember, in addition to the second installment of The Lord of the Rings trilogy, The Two Towers, outperforming the theatrical release of the first installment. On a year-to-date basis, domestic distribution revenue increased by 21% due to an exceptionally strong slate of video/DVD releases led by The Lord of the Rings: The Fellowship of the Ring, Austin Powers in

Goldmember, Blade 2, The Others, John Q, Serendipity and I Am Sam.  Momentum Pictures continued to show positive growth with a year-to-date revenue increase of 32% attributable to video/DVD sales of Crossroads, Amelie, 51st State and CSI: Crime Scene Investigation plus the television sale of Rocky and Bullwinkle.  Revenue from Equicap Financial Corporation declined in the current quarter and on a year-to-date basis, as the Company continues to wind down this business.

The Entertainment Group’s revenue was $143.3 million for the current quarter compared to $156.9 million in the prior year’s quarter, representing a decrease of $13.6 million or 9%. On a year-to-date basis, the Entertainment Group’s revenue declined 15% to $287.6 million.  The decrease in revenue results from the intentional delivery of fewer high priced, lower margin dramas in the current year compared to the prior year.  Specifically, in the current quarter, total television series, movies–of–the–week (“MOW’s”) and mini-series hours delivered were 47.0, compared to 110.0 delivered in the prior year’s quarter.  For the nine months ended December 31, 2002, the Company delivered 90.5 hours for these categories compared to 193.5 in the prior year-to-date period.

Other revenue, which includes revenue from SHAAELP and other corporate investments, was $0.3 million in the current quarter compared to $2.3 million in the prior year’s quarter, representing a decrease of $2.0 million.  For the nine months ended December, Other revenue declined by $12.2 million to $1.1 million.  These decreases are a direct reflection of the changes to the matchable expenditure rules of the Income Tax Act (Canada).  With respect to SHAAELP, the Company is active in pursuing the non-Canadian component of this business in the U.K. and abroad. However, for fiscal 2003, the Company expects earnings derived from Canadian sources to be nil.

Direct Operating Profit   Direct operating profit (including the Developing Channels) was $83.7 million in the current quarter compared to $82.4 million in the prior year’s quarter, representing a slight increase of $1.3 million. As a percentage of revenue, direct operating margin (including the Developing Channels) remained relatively flat at 28.0% in the current quarter compared to 27.7% in the prior year’s quarter.  For the nine months ended December, direct operating profit (including the Developing Channels) increased to $210.1 million from $197.4 million.  Direct operating margin for the nine months ended December increased from 28.1% to 29.1% in the current year.

The Broadcast Group — Operating Channels’ direct operating margin remained relatively unchanged over the prior year’s periods.  Specifically, the current quarter’s margin increased to 64.1% from 63.7% in the prior year, and on a year-to-date basis decreased slightly from 57.5% to 57.2% in the current year.

The Broadcast Group — Developing Channels’ direct operating margin increased significantly to 44.2% in the current quarter from 5.0% in the prior year. For the nine months ended December, these channels’ direct operating margin increased to 66.9% from 4.8% in the prior year.  This increase reflects the start up nature of these channels and the increased expected benefit from programming as these channels mature.

The Motion Picture Distribution Group’s direct operating margin decreased to 14.6% in the current quarter compared to 18.7% in the prior year and decreased to 19.1% from 21.2% on a year-to-date basis.  This decline in direct operating margin is due to a change in the composition of the Motion Picture Distribution Group’s distribution revenue in the period, along with the upfront expensing of theatrical advertising costs, in accordance with SOP 00-2, associated with a theatrical release schedule that was weighted towards the end of the quarter.

The Entertainment Group’s direct operating margin increased to 26.0% in the current quarter compared to 24.7% in the prior year’s quarter.  Similarly, on a year-to-date basis, the Entertainment Group’s direct operating margin increased to 25.9% from 22.3% in the prior year-to-date period.  This increase resulted primarily from the higher proportion of hours delivered from the CSI: Crime Scene Investigation franchise with the addition of CSI — Miami in the current year.  This increase continues to illustrate the Company’s focus on higher margin production projects.

Other direct operating margin, which has historically been primarily the recognition of the net revenue from

SHAAELP, contributed 0.5% of the Company’s total direct operating margin for the nine months ended December 2002, compared to a contribution of 6.7% in the prior year’s quarter. As expected, the Company’s earnings from SHAAELP have declined due to changes in the matchable expenditure rules of the Income Tax Act (Canada).

Operating Expenses   Operating expenses were $35.7 million in the current quarter compared to $29.6 million in the prior year, representing an increase of $6.1 million. For the nine months ended December 2002, operating expenses increased by $5.8 million to $88.0 million compared to $82.2 million in the prior year-to-date period.  The increase in operating expenses in both periods is a net result of the continued growth in Momentum Pictures and the seven new digital specialty cable channels, most of which were launched in September 2001, offset by our restructuring initiatives in the Entertainment Group.

Amortization   Amortization was $8.0 million in the current quarter compared to $5.9 million in the prior year, representing an increase of $2.1 million. On a year-to-date basis, amortization increased by $7.7 million over the prior year to $24.9 million.  Amortization includes development costs charges, and amortization of property and equipment and other assets.  The increase is due mainly to the amortization of broadcast equipment, which had been purchased for the launch of the Company’s digital specialty cable channels throughout fiscal 2002, an increase in development costs charges, plus, in the year-to-date period, a one-time amortization charge of $2.1 million related to the disposition of assets in U8TV.  In accordance with SOP 00-2, development costs are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.  As a result, development costs charges may fluctuate significantly from quarter to quarter.

Interest   Interest was $19.1 million in the current quarter compared to $18.8 million in the prior year, representing an increase of $0.3 million or 2%. For the nine months ended December, interest increased by 6%, from $56.3 million to $59.6 million.  Despite the increase in total interest expense, cash interest decreased from $20.8 to $18.9 million in the current quarter and decreased by $3.2 million on a year-to-date basis.  The increase in total interest is due to a lower amount of interest capitalized to investment in film and television programs in both the current quarter and the year-to-date period, which is in line with the Company’s production reduction strategy, plus a relative increase in the amortization of interest previously capitalized.

Specifically, for the current quarter, total interest expense is net of amounts capitalized to investment in film and television programs of $4.3 million compared to $5.6 million in the prior year quarter and includes $3.1 million compared to $2.1 million in the prior year quarter of amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

Equity Losses in Affiliates   Equity losses in affiliates include the Company’s share of losses from its investments in two digital television channels, One: The Body, Mind and Spirit Channel and Scream and its investment in ExtendMedia, plus, on a year-to-date basis, its share of losses in Headline Media Group (“HMG”).  During the second quarter of the current fiscal year, the Company’s ability to exercise significant influence over HMG ceased.  As a result, the Company no longer accounts for this investment using the equity method and accounts for its investment using the cost method.  Therefore, the Company no longer reports equity losses on the investment.

Income Taxes   Our effective income tax rate on operating earnings for the current quarter was approximately 36%, and for the year-to-date period was approximately 33%.  Excluding equity losses (which are already net of income tax) the Company’s effective income tax rate on operating earnings was approximately 36% for the quarter and 29% for the year-to-date period.  The difference between the Company’s effective income tax rate and the Company’s statutory income tax rate of 37.75% is achieved through the Company’s international distribution tax structure, which is headquartered in Shannon, Ireland, a 10% income tax rate jurisdiction.

Operating Earnings   Operating earnings for the current quarter were $20.0 million compared to $25.2 million in the prior year’s quarter.  Net operating earnings for the quarter were $12.8 million compared to $22.1 million in the prior year’s quarter.  On a per share diluted basis, net operating earnings were $0.30 compared to $0.51 in the prior year’s quarter.

Operating earnings for the nine months ended December were $32.2 million compared to $33.4 million in the prior year.  Net operating earnings for the nine months ended December were $21.7 million, compared to $28.8 million in the prior year.  On a per share diluted basis, net operating earnings were $0.51 compared to $0.74 in the prior year.

Included in operating earnings for the prior year’s quarter and year-to-date period are earnings from SHAAELP of $2.0 million and $12.2 million respectively.  On a per share basis, this contributed $0.03 in the prior year’s quarter and $0.19 on a year-to-date basis, towards net operating earnings per share.

Investment Losses   In February 2003, the Company recorded an impairment charge of $24.1 million related to its investment in Headline Media Group as a result of recent information pertaining to the financial condition of the investee.

Unusual Items   Unusual items in the year-to-date period include $5.4 million of production financing non-fulfilment payments made pursuant to an agreement dated July 18, 1998 with Serendipity Point Projects Inc. (“Serendipity”) plus $0.6 million in severance and professional fees related to the elimination of 37 positions in the Broadcast Group.  The maximum remaining non-fulfillment payments that may be paid if the Company chooses not to finance a proposed Serendipity motion picture project is $1.1 million.

Net Earnings   Net losses for the current quarter, after accounting for the $24.1 million non-cash impairment charge related to Headline Media Group, were $11.0 million compared to net earnings of $20.8 million in the same period last year.  On a per share diluted basis, the net loss was $0.26 compared to diluted per share earnings of $0.48 in the prior year.

For the nine months ended December, net losses totalled $5.2 million compared to net earnings of $33.9 million in the prior year-to-date period.  On a per share diluted basis, the net loss was $0.12 compared to diluted per share earnings of  $0.87 in the prior year. Included in net earnings for the nine months ended December are unusual items totalling $6.0 million (or $0.09 per share) and a non-cash impairment charge of $24.1 million (or $0.56 per share).  In addition, the prior year’s period included a non-taxable, non-recurring dilution gain of $6.4 million (or $0.16 per share) and $12.2 million in earnings from SHAAELP (or $0.19 per share).

On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, “Foreign Currency Translation” and adopted Accounting Guideline No. 13, “Hedging Relationships”.  The impact of the adoptions on the Company’s statement of earnings is to record a pre-tax foreign exchange gain of $1.0 million in the current quarter and a loss $1.5 million in the prior year’s quarter.   Net earnings for the nine months ended December are impacted by a foreign exchange gain of $1.0 million in the current year and $1.5 million in the prior year’s period.  Additionally, due to the required retroactive restatement, the Company has recorded a $10.2 million adjustment to opening retained earnings.

On April 1, 2002, the Company prospectively adopted the recommendations of the new CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Commencing April 1, 2002, the Company began expensing all stock-based compensation and payments in accordance with the new guidelines.  The impact on the nine months ended December 31, 2002 was $0.1.

Liquidity and Capital Resources

The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty cable channels is initially capital-intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of our senior revolving credit facility and the current portion of term loans, was ($363.7) million at December 31, 2002 compared to ($322.1) million at December 31, 2001, representing a decrease of $41.6 million.

Our operating activities are principally financed by cash flow generated from operating activities, net of investment in property and equipment. For the current quarter, these activities generated a combined cash inflow of $43.0 million as compared to a combined cash inflow of $36.7 million in the prior year’s quarter. For the nine months ended December, these activities generated a combined cash outflow of $12.0 million as compared to a combined cash outflow of $137.6 million in the prior year’s quarter. These significant decreases in cash outflow are attributable to our prior year’s start-up investment in property and equipment related to our new digital specialty channels and our focus on a lower amount of capital invested in the production business.

The Company’s investing activities and shortfalls in cash flow from operating activities are typically funded by the Company’s $500.0 million senior revolving credit facility, $25.0 million swing line facility, or by debt or equity issuances. As at December 31, 2002, the Company had committed undrawn credit facilities of $395.5 million, excluding the outstanding letters of credit of $71.2 million.

The Company’s total debt, which is comprised of the senior revolving credit facility, term loans, senior subordinated notes and convertible debentures, decreased over the prior year by $46.4 million, from $669.3 million to $622.9 million.  This decline in total indebtedness is a reflection of the Company’s focus on operating cash flow and the overall strategy to reduce higher cost and lower margin dramatic television series production.

Senior Revolving Credit Facility   The senior revolving credit facility provides up to $500.0 million in borrowings bearing interest at rates ranging from the Bankers’ Acceptance rate and LIBO rate plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%.  The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 million in borrowings bearing interest at rates noted above.

Senior Subordinated Notes   The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009.  At any time on or after December 15, 2004 the Company may redeem all or a portion of the Notes at specified redemption prices plus accrued interest to the date of redemption.

Term Loans   Term loans include various mortgages payable on certain Company property, as well as industry loans, obligations under capital lease and loans, owing by a wholly owned subsidiary, Equicap Financial Corporation (“EFC”), under a revolving term facility.

Share Capital   In fiscal 2002, the Company issued 8,000,000 Class B Non-Voting Shares pursuant to a public offering for gross proceeds of $138.4 million, less $9.8 million in issue costs.

The Company has proven its success in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. We believe that the availability of our current committed senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company’s operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Risks and Uncertainties

The television and motion picture industries and specialty cable channel broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty cable channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program’s or motion picture’s artistic components or the specialty television channel’s content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond our control. The lack of audience acceptance for our television programs, motion pictures or specialty television channels could have an adverse impact on our businesses, results of operations, prospects and financial condition.

In addition, television and motion picture production and distribution costs, as well as our Broadcasting Group’s programming costs, continue to rise. Our businesses may also be impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of our Broadcast Group’s revenue is from advertising sales. We compete for advertising sales with other television channels, radio and print media. Our inability to generate advertising revenue could adversely impact our operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support.  The subscriber penetrations, and therefore subscriber revenues, of any particular specialty cable channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH operators.

Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The “gap” or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some or all of our television and motion picture projects or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. We cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty television channel.

The production, completion and distribution of television programs and motion pictures require a significant amount of capital. There are substantial financial risks relating to the production, completion and release of future television programs and motion pictures. Actual television program and motion picture costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although we generally complete our productions within budget, we cannot be certain that we will continue to do so. On certain productions we maintain insurance policies (“completion bonds”) covering certain of these risks and we intend to continue such practices. We cannot be certain that any cost overruns will be adequately covered or that such completion bonds will be available or continue to be available on terms acceptable to us or that we will obtain completion bonds in every case. In the event of substantial budget overruns we may have to seek additional financing from outside sources in order to complete production of a project. We cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to us. In addition, in the event of substantial budget overruns, we cannot be certain that we will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on our businesses, results of operations, prospects and financial condition.

Our specialty cable channels are regulated by the Canadian Radiotelevision and Telecommunications Commission (“CRTC”), which grants and renews licences. Our CRTC broadcasting licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. Our inability to renew any of our licences on favorable terms, or at all, would have an adverse impact on our results of operations, prospects or financial condition. Changes in the regulations governing our specialty television channels, including decisions by regulators affecting our broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to our competitors, or the introduction of new regulations by regulators, could adversely impact our operating results, prospects or financial condition.

A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 45% of our revenues for the current quarter were derived from our foreign customers, the majority of which were paid in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition.

As part of our business strategy, we intend to continue expansion of our non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of our revenue from outside of Canada. Our ability to maintain or expand our international business, as well as our ability to contract upon favorable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, we cannot be certain that our international operations will continue to be successful.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility.  The exposure to floating rate debt has been mitigated by the Company’s fixed rate senior subordinated notes.  The senior subordinated notes are U.S. dollar denominated. The Company is authorized to enter into currency conversion and interest rate conversion agreements (“swaps”) to manage the interest rate and foreign currency risk associated with its debt.  The Company does not engage in any speculative trading program.

The Company has prepared its financial statements in accordance with SOP 00-2, which requires that we amortize television and motion picture costs of production and acquisition using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management’s estimate of the total revenue to be realized from all media and markets for that title. Management regularly review and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the film or television asset to net recoverable amount. Results of operations in future years are dependent upon the amortization of our film and television costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of our reporting losses is increased because this accounting method requires the immediate recognition of the entire loss in instances where it is expected that a motion picture or television program will not recover our investment in such production or acquisition. On the other hand, the profit of a successful motion picture or television program must be deferred and recognized over the entire revenue stream generated by the individual picture or television program, not exceeding 10 years. As a result, our financial results fluctuate from period to period.  Estimated total production and acquisition costs for an individual motion picture or television program are amortized in the proportion that revenue relate to management’s estimate of the total revenue in the forecast period, not exceeding 10 years, expected to be received from such motion picture or television program. As a result, if revenue estimates change with respect to a motion picture or television program, we may be required to write down all or a portion of the unamortized costs of such motion picture or television program. We cannot be certain that a write down will not have a significant impact on our results of operations, prospects or financial condition.